PW


10032467


NOV 17 2010
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 12629 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No. and Street)

State College (City) PA (State) 16801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street, Suite 302 (Address) Kingston (City) PA (State) 18704 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brian L. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of November 16th, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


NOTARIAL SEAL
KELLY A WALKER
Notary Public
STATE COLLEGE BOROUGH, CENTRE COUNTY
My Commission Expires Dec 23, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NESTLERODE & LOY, INC.

## ANNUAL FINANCIAL STATEMENTS

## FOR THE YEAR ENDED SEPTEMBER 30, 2010

# Nestlerode & Loy, Inc.
## Annual Financial Statements
## Table of Contents
## September 30, 2010


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

## Independent Auditors' Report

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2010, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information contained in Page 9 is required under Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

November 5, 2010

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106
www.jhwilliamscpa.com

# Nestlerode & Loy, Inc.
## Statement of Financial Condition
## September 30, 2010

### ASSETS

| | |
|---|---|
| Cash | $ 283,501 |
| Receivables: | |
| Accounts receivable - brokers and dealers | 20,719 |
| Accounts receivable - 12b-1 | 4,850 |
| Employee advances | 1,121 |
| Total receivables | 26,690 |
| Prepaid taxes and expenses | 15,868 |
| Deferred tax assets | 4,017 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $149,227 | 26,445 |
| | $ 356,521 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable - trade | | $ 1,576 |
| Accounts payable - 12b-1 | | 2,425 |
| Accrued salaries and wages | | 47,009 |
| Accrued and withheld payroll taxes | | 1,760 |
| | TOTAL LIABILITIES | 52,770 |
| STOCKHOLDERS' EQUITY | | |
| Preferred stock | | 20,000 |
| Common stock | | 24,200 |
| Less: Treasury stock at cost | | (11,093) |
| | | 33,107 |
| Retained earnings | | 270,644 |
| | TOTAL STOCKHOLDERS' EQUITY | 303,751 |
| | | $ 356,521 |

The accompanying notes are an integral part of these financial statements.

## Nestlerode & Loy, Inc.
### Statement of Income and Retained Earnings
### For the year ended September 30, 2010

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | | $ 391,368 |
| Service fees and other income | | 492,813 |
| | TOTAL REVENUES | 884,181 |
| OPERATING EXPENSES | | 886,453 |
| | (LOSS) FROM OPERATIONS | (2,272) |
| OTHER INCOME | | |
| Interest income | | 1,097 |
| | (LOSS) BEFORE INCOME TAXES | (1,175) |
| PROVISION (BENEFIT) FOR INCOME TAXES | | |
| Federal income tax | | 8 |
| State income tax (benefit) | | (190) |
| | TOTAL PROVISION (BENEFIT) FOR INCOME TAXES | (182) |
| | NET (LOSS) | (993) |
| RETAINED EARNINGS - BEGINNING | | 271,637 |
| RETAINED EARNINGS - ENDING | | $ 270,644 |

The accompanying notes are an integral part of these financial statements.

## Nestlerode & Loy, Inc.
**Statement of Cash Flows**
**For the year ended September 30, 2010**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net (loss) | $ (993) |
| Adjustments to reconcile net (loss) to cash (used in) operating activities: | |
| Depreciation and amortization | 3,848 |
| Deferred income taxes (benefit) | (1,440) |
| (Increase) decrease in: | |
| Accounts receivable - brokers and dealers | (5,083) |
| Accounts receivable - 12b-1 | (79) |
| Employee advances | (482) |
| Prepaid taxes and expenses | (3,002) |
| Increase (decrease) in: | |
| Accounts payable - trade | (3,613) |
| Accounts payable - 12b-1 | 40 |
| Accrued salaries and wages | (434) |
| Accrued and withheld payroll taxes | 155 |
| NET CASH FLOWS (USED IN) OPERATING ACTIVITIES | (11,083) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of furniture, equipment and leasehold improvements | (7,291) |
| NET CASH (USED IN) INVESTING ACTIVITIES | (7,291) |
| CASH FLOWS FROM FINANCING ACTIVITIES | - |
| NET (DECREASE) IN CASH | (18,374) |
| CASH - BEGINNING | 301,875 |
| CASH - ENDING | $ 283,501 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Income taxes paid | None |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

## NOTE 2 – Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2010.

### Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

### Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Depreciation and amortization expenses totaled $3,848 for the year ended September 30, 2010.

### Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2010, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

## NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

## NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

## NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

## NOTE 6 – Stockholders' Equity

Details of stockholders' equity at September 30, 2010 are as follows:

| | Preferred Stock | Common Stock | Treasury Stock |
|---|---|---|---|
| Value | $ 20,000 | $ 24,200 | $ 11,093 |
| Par value | None | None | |
| Shares authorized | 5,000,000 | 5,000,000 | |
| Shares issued | 3,620,000 | 2,466,000 | |
| Shares outstanding | 2,420,000 | 2,420,000 | |
| Treasury stock shares | 1,200,000 | 46,000 | 1,246,000 |

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2010.

## NOTE 7 – Pension Plan

Effective January 1, 1997, the Company established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $12,279 for the year ended September 30, 2010.

## NOTE 8 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $30,346 for the year ended September 30, 2010.

## NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2010 consisted of the following:

| | Current | Deferred (Benefit) | Total |
|---|---|---|---|
| Federal | $ 723 | $ (715) | $ 8 |
| State | 535 | (725) | (190) |
| TOTALS | $ 1,258 | $ (1,440) | $ (182) |

Deferred tax assets consisted of the following components:

| | Federal | State | Total |
|---|---|---|---|
| Property and equipment | $ 1,047 | $ 726 | $ 1,773 |
| Charitable contributions expense | 1,325 | 919 | 2,244 |
| TOTALS | $ 2,372 | $ 1,645 | $ 4,017 |

The Company has charitable contribution carryforwards of $9,561 of which $3,361 will expire in 2014 and $6,200 in 2015.

## NOTE 10 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is owned by a majority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2010 were $36,138.

## NOTE 11 – Subsequent Events

Management has evaluated subsequent events through November 5, 2010 which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2010 that required recognition or disclosure in the accompanying financial statements.

# SUPPLEMENTARY INFORMATION

# Nestlerode & Loy, Inc.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## September 30, 2010

NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 303,751 |
| Deduct stockholders' equity not allowable for net capital computation | | - |
| TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION | | 303,751 |
| Deductions | | |
| Petty cash | | 428 |
| 2% haircut on money market funds | | 1,650 |
| Receivables due for fees earned from third-party participations | | 790 |
| Non-security related debit balances due 12b-1 fees (net of related accounts payable) | | 2,425 |
| Employee advances | | 1,121 |
| Prepaid taxes and expenses | | 15,868 |
| Fixed assets (net of accumulated depreciation and amortization) | | 26,445 |
| Deferred tax assets | | 4,017 |
| TOTAL DEDUCTIONS | | 52,744 |
| ADJUSTED NET CAPITAL | $ | 251,007 |

AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accounts payable - trade | $ | 1,576 |
| Accounts payable - 12b-1 | | 2,425 |
| Accrued salaries and wages | | 47,009 |
| Accrued and withheld payroll taxes | | 1,760 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 52,770 |

| | | |
|---|---|---|
| Computation of Basic Net Capital | | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ | 3,518 |
| Minimum dollar net capital required | $ | 50,000 |

| | | |
|---|---|---|
| Adjusted Net Capital | $ | 251,007 |
| Minimum Net Capital Required (Greater of Above) | | 50,000 |
| EXCESS NET CAPITAL | $ | 201,007 |

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2010.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2010.

# Nestlerode & Loy, Inc.
## Schedule of Operating Expenses
## For the year ended September 30, 2010

| | | |
|---|---|---|
| Commissions | $ | 261,044 |
| Wages | | 172,628 |
| Insurance | | 60,404 |
| Taxes | | 33,123 |
| Pension contributions | | 12,279 |
| Trading expense | | 64,112 |
| Contracted services | | 25,756 |
| Licenses and fees | | 8,343 |
| Research | | 6,420 |
| Dues and subscriptions | | 26,084 |
| Office expense | | 34,422 |
| Supplies | | 5,249 |
| Postage | | 5,861 |
| Training and seminars | | 13,941 |
| Professional fees | | 23,119 |
| Advertising | | 30,346 |
| Rent | | 36,138 |
| Maintenance | | 10,476 |
| Telephone | | 29,851 |
| Utilities | | 7,948 |
| Travel and entertainment | | 8,861 |
| Contributions | | 6,200 |
| Depreciation and amortization | | 3,848 |
| TOTAL OPERATING EXPENSE | $ | 886,453 |


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In planning and performing our audit of the financial statements of Nestlerode & Loy, Inc, as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 5, 2010